Exhibit 1.1

ANNUAL INFORMATION FORM

JUST ENERGY GROUP INC.

MAY 26, 2015

JUST ENERGY GROUP INC.

MAY 26, 2015

ANNUAL INFORMATION FORM (1)

(1) Except as otherwise indicated, all information in this Annual Information Form is as at May 25, 2015.

(2) All capitalized terms not otherwise defined in the body of this Annual Information Form, shall have the meanings ascribed to them in Schedule C - Glossary

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and documents incorporated by reference herein constitute forward-looking statements.  These statements relate to future events and future performance.  Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "may", project", "predict", "potential", targeting", "intend", "could", "might", "should", "believe" and similar expressions.  Just Energy Group Inc. (the “Company”) believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct.  In particular, this Annual Information Form, and the documents incorporated by reference herein, contain forward looking statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, dividends, the ability to compete successfully and treatment under governmental regimes.  Some of the risks that could affect the Company’s future results and could cause results to differ materially from those expressed in forward-looking statements include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuation in natural gas and electricity prices, extreme weather patterns, changes in regulatory regimes, decisions by regulatory authorities and competition.  See "Risk Factors" for additional information on these and other factors that could affect the Company’s operations, financial results or dividend levels.  These risks include, but are not limited to, risks relating to: credit, commodity and other market-related risks including availability of supply, volatility of commodity prices, availability of credit, market risk, energy trading inherent risk, customer credit risk, counterparty credit risk, electricity, and natural gas supply balancing risk; operational risks including, reliance on information technology systems, outsourcing arrangements, dependence on independent sales contractors and brokers, electricity and gas contract renewals and attrition rates, commodity alternatives, capital asset and replacement risk, credit facilities and other debt arrangements, legal, regulatory and securities risks including legislative and regulatory environment, investment eligibility, changes in legislation, dependence on federal and provincial legislation and regulation. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of future results.  These forward-looking statements are made as of the date of this Annual Information Form and, except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements.

THE COMPANY

Just Energy Group Inc.

Just Energy Group Inc. (the “Company”) is a CBCA corporation created on January 1, 2011 pursuant to a plan of arrangement approved by unitholders of the Fund on June 29, 2010 and by the Alberta Court of the Queen’s Bench on June 30, 2010 (the “Trust Conversion”).  See “Articles of Arrangement of the Company” on page 3 for a detailed description of the Articles and Common Shares of the Company.  The head offices of the Company are located at 6345 Dixie Road, Suite 200, Mississauga, Ontario, L5T 2E6 and 5251 Westheimer Road, Suite 1000  Houston, Texas 77056. Its registered office is located at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1.

Organizational Structure of the Company

The following diagram sets forth the simplified organizational structure of the Company.

Notes:

(1)
The Canadian Subsidiaries are corporations, limited partnerships, and unlimited liability companies directly or indirectly wholly-owned by the Company.  The Canadian operating Subsidiaries are Just Energy Ontario L.P. (Ontario); Just Energy Alberta L.P. (Alberta); Just Green L.P. (Alberta); Just Energy Manitoba L.P. (Manitoba); Just Energy B.C. Limited Partnership (British Columbia); Just Energy Québec L.P. (Quebec); Just Energy Prairies L.P. (Manitoba); Just Energy Trading L.P. (Ontario);  and Hudson Energy Canada Corp. (Canada).  Just Energy Corp. is the general partner of each of the Canadian operating limited partnerships.  Additionally, the Company indirectly holds an approximate 10% fully diluted interest in ecobee Inc., a manufacturer and distributor of smart thermostats located in Toronto, Ontario.

(2)
The U.S. Subsidiaries are corporations, limited liability companies and limited partnerships indirectly wholly-owned by the Company and are incorporated or formed, as applicable, under the laws of the State of Delaware, unless otherwise noted.  The U.S. operating Subsidiaries are Just Energy (U.S.) Corp.; Just Energy Illinois Corp.; Just Energy Indiana Corp.; Just Energy Massachusetts Corp.; Just Energy New York Corp.; Just Energy Texas I Corp.; Just Energy Texas LP (Texas); Just Energy Pennsylvania Corp.; Commerce Energy, Inc. (California); Just Energy Marketing Corp.; Just Energy Michigan Corp.; Hudson Energy Services LLC (New Jersey); Just Energy Limited; Fulcrum Retail Energy LLC d/b/a Amigo Energy (Texas); Tara Energy, LLC (Texas); and Just Holdings Solar Corp.

(3)
Hudson Energy Holdings UK Limited and Hudson Energy Supply UK Limited are direct and indirect wholly owned subsidiaries of the Company operating in the United Kingdom.  Just Insurance Limited, a Barbadian company, an indirect wholly owned subsidiary of the Company, provides self-insurance to the Company and its subsidiaries.

(4)
The Company also indirectly owns a 50% interest in Just Ventures L.P. (Ontario) and Just Ventures LLC (Delaware) (collectively, “Just Ventures”), which operate as internet marketing companies for the Company’s subsidiaries.  The other 50% interest of Just Ventures is directly or indirectly held by a third party, Red Ventures, LLC (North Carolina).

Brands

The Company operates under the following brands:

Articles of Arrangement of the Company

Share Capital of the Company

The authorized share capital of the Company consists of an unlimited number of Common Shares and 50,000,000 Preferred Shares of which, as of May 25, 2015, 146,559,176 Common Shares and no Preferred Shares were issued and outstanding. The Company’s Common Shares are listed on the Toronto Stock Exchange (TSX:JE) and New York Stock Exchange (NYSE:JE).

Common Shares

Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Company and to one vote per share at such meetings (other than meetings of another class of shares of the Company).  The holders of Common Shares are, at the discretion of the Board and subject to the preferences accorded to the holders of preferred shares and any other shares of the Company ranking senior to the Common Shares from time to time, as well as applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares.

Preferred Shares

The Board may at any time in accordance with the CBCA issue Preferred Shares in one or more series, each series to consist of such number of shares and rights, privileges, restrictions and conditions as may be determined by the Board prior to such issuance.   Except where specifically provided by the CBCA, the holders of the Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and shall not be entitled to vote at any such meeting.  The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any specified as being payable preferentially to the holders of such series.

Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders, the holders of the Preferred Shares and Common Shares shall be entitled, after payment of all liabilities of the Company, to share in all remaining assets of the Company as follows:

(a)
the holders of the Preferred Shares shall be entitled in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time, to be paid rateably with holders of each other series of Preferred Shares in the amount, if any, specified as being payable preferentially to the holders of such series; and

(b)
the holders of the Common Shares shall be entitled, subject to the preferences accorded to holders of Preferred Shares and any other shares of the Company ranking senior to the Common Shares from time to time, to share equally, share for share, in the remaining property of the Company.

THREE YEAR HISTORY OF THE COMPANY

During the past three years the Company has been involved in several significant events.  These events are described below in chronological order.

UK Expansion

On July 23, 2012, the Company commenced marketing electricity to customers in the United Kingdom under the Hudson Energy brand.

ecobee Inc. Investment

On August 10, 2012, Just Energy acquired a 15% fully diluted interest in ecobee Inc., a manufacturer and distributor of smart thermostats located in Toronto, Ontario. Through additional capital raised by ecobee Inc., the Company’s interest has been reduced to approximately 10%.

$105 Million Note

Just Energy entered into a $105 million senior unsecured note indenture on December 12, 2012 (the “105 Million Note”).  The sole holder of the $105 Million Note is CPPIB Credit Investments Inc.  The $105 Million Note bears an interest rate of 9.75% and matures in May of 2018. The $105 Million Note is subject to certain financial and other covenants. Just Energy used the net proceeds from the $105 Million Note to reduce its drawings on its working capital line, fund future growth and for general corporate purposes.

Strategic Supply Arrangement with Shell Energy Europe Limited

On February 1, 2013 Hudson Energy Supply UK Limited (“Hudson UK”) entered into a 5 year strategic supply arrangement with Shell Energy Europe Limited (“SEEL”) for Hudson UK’s commercial retail business in the United Kingdom. Under the arrangement, SEEL will be the wholesale supplier for Hudson UK. The structure gives Hudson UK access to the wholesale market and the benefit of SEEL’s market presence and knowledge.

Dividend Reduction

On February 7, 2013, the Company announced that the monthly dividend would be reduced to $0.07 per Common Share per month ($0.84 per Common Share annually) from $0.10333 per Common Share per month ($1.24 per Common Share annually) commencing as of the dividend payment paid on April 30, 2013.

Normal Course Issuer Bids (2013)

On February 12, 2013, the Company announced its intention to make a normal course issuer bid to purchase its Common Shares. The notice provided that Just Energy may, during the 12 month period commencing February 14, 2013 and ending February 13, 2014, purchase on the Toronto Stock Exchange as well as alternative trading systems up to 10,000,000 Common Shares in total, being 7.4% of the “public float” of Common Shares. The aggregate number of Common Shares that Just Energy may purchase during any trading day would not exceed 107,182 Common Shares, being approximately 25% of the average daily trading volume of the Shares based on the trading volume on the TSX for the most recently completed six calendar months preceding the date of the Notice of Intention. Any Common Shares purchased pursuant to this normal course issuer bid were to be cancelled by Just Energy. The price that Just Energy would pay for any Common Shares would be the market price at the time of acquisition.

On February 19, 2013, the Company announced its intention to make a normal course issuer bid for its $100 Million Convertible Debentures and $330 Million Convertible Debentures. The notice provided that Just Energy may, during the 12 month period commencing February 22, 2013 and ending February 21, 2014, purchase on the Toronto Stock Exchange as well as alternative trading systems up to $10 million of the $100 Million Convertible Debentures  and $33 million of the $330 Million Convertible Debentures, being 10% of the “public float” of both the $100 Million Convertible Debentures and $330 Million Convertible Debentures. The aggregate amount of $100 Million Convertible Debentures and $330 Million Convertible Debentures that Just Energy may purchase during any trading day would not exceed $24,548 and $158,993 respectively, being approximately 25% of the average daily trading volume of the $100 Million Convertible Debentures and $330 Million Convertible Debentures  based on the trading volume on the TSX for the most recently completed six calendar months preceding the date of the Notice of Intention. Any of the $100 Million Convertible Debentures and $330 Million Convertible Debentures  purchased pursuant to this normal course issuer bid were cancelled by Just Energy. The price that Just Energy would pay for the $100 Million Convertible Debentures and $330 Million Convertible Debentures would be the market price at the time of acquisition.

Green Star Energy

On August 6, 2013, the Company commenced marketing electricity and natural gas to residential consumers in the United Kingdom under the Green Star brand.

Credit Facility Renewal

On October 2, 2013 the Company announced that it reached agreement with its syndicate of lenders to renew and extend its revolving credit facility for a period of two years. Based on projected operating requirements, the line was set at $300 million with a Just Energy option to draw up to $340 million between closing and February 28, 2014. The Credit Facility was reduced to $290 million on January 29, 2014 in conjunction with the closing of the $150 Million Convertible Bonds and was further reduced to $210 million on November 24, 2014 in connection with the sale of National Home Services (see below). The pricing of the renewed facility was the same as that of the previous extension. The agreement was reached with a syndicate of seven banks led by Canadian Imperial Bank of Commerce and including Royal Bank of Canada, National Bank of Canada, The Toronto Dominion Bank, The Bank of Nova Scotia, Alberta Treasury Branches and HSBC Bank Canada.

Sale of Terra Grain Fuels

On December 12, 2013 the Company announced that it had entered into a share purchase agreement (the “Purchase Agreement”)  pursuant to which it agreed to sell all of the issued and outstanding shares of Terra Grain Fuels Inc., an ethanol producer located in Belle Plaine, Saskatchewan, to a group of Saskatchewan based businesses. Pursuant to the Purchase Agreement, the purchaser acquired TGF, including all of its outstanding debt, for a nominal purchase price. Additionally, Just Energy was released from all of its obligations to service providers of TGF under letters of credit and guarantees. The closing occurred on December 24, 2013.

Just Energy Foundation

The Company established the Just Energy Foundation, a private, non-profit, charitable foundation in December 2013. The Just Energy Foundation receives contributions from the Company towards support for registered

Canadian and U.S charitable organizations. The Foundation invests in community programs that meet the requirements as registered charitable organizations for U.S. and Canadian tax purposes. Funded entirely by the Company, the Just Energy Foundation seeks opportunities to support community-based initiatives that enhance the quality of life in the Company’s operating markets towards building stronger and supportive communities.

Convertible Bond Offering

On January 29, 2014 the Company announced the closing of the European-focused offering of USD $150 million of senior unsecured convertible bonds due July 2019 (“$150 Million Convertible Bonds”) with a coupon of 6.5% per annum payable semi-annually in arrears. The initial conversion price is USD $9.3762 per share, which represents a premium of 22.5% over the 5 day volume weighted average price of Just Energy’s common shares on January 21, 2014 (being the day on which the offering was publicly announced). Concurrently with the offering, Just Energy permanently reduced the Credit Facility to $290 Million. The remainder of the net proceeds were used to redeem the $90 Million Convertible Debentures to purchase for cancellation its convertible debentures where permitted under its debt covenants to pay down the Credit Facility.

CEO Change

On February 26, 2014 the Company announced that Chief Executive Officer Ken Hartwick submitted his resignation from the Company to be effective April 1, 2014 to pursue personal interests. The Company announced that the Board of Directors appointed Deborah Merril, Just Energy’s then Executive Vice President, Commercial, and James Lewis, Just Energy’s then Chief Operating Officer, as Co-Chief Executive Officers, effective on Mr. Hartwick’s resignation.

Normal Course Issuer Bid (2014)

On March 13, 2014, the Company announced its intention to renew its normal course issuer bid for its $330 Million Convertible Debentures. The notice provided that Just Energy may, during the 12 month period commencing March 17, 2014 and ending March 16, 2015, purchase on the Toronto Stock Exchange as well as alternative trading systems up to $33 million of the $330 Million Convertible Debentures, being 10% of the “public float” of the $330 Million Convertible Debentures. The aggregate amount of $330 Million Convertible Debentures that Just Energy may purchase during any trading day would not exceed $105,465, being approximately 25% of the average daily trading volume of the $330 Million Convertible Debentures based on the trading volume on the TSX for the most recently completed six calendar months preceding the date of the Notice of Intention. Any of the $330 Million Convertible Debentures purchased pursuant to this normal course issuer bid would be cancelled by Just Energy. The price that Just Energy would pay for the $330 Million Convertible Debentures would be the market price at the time of acquisition.

During the period of the normal course issuer bid, $1,205,000 of the $330 Million Convertible Debentures were purchased by the Company for cancellation at a weighted average price of $925.99 (on a par value of $1,000).

Early Redemption of $90 Million Convertible Debentures

On March 19, 2014 , the Company redeemed all of the $90 Million Convertible Debentures scheduled to mature on September 30, 2014. Just Energy paid to the holders of redeemed $90 Million Convertible Debentures a redemption price equal to $1,027.9452 for each $1,000 principal amount of the $90 Million Convertible Debentures, being equal to the aggregate of (i) $1,000, and (ii) all accrued and unpaid interest thereon to but excluding March 19, 2014 in each case less any taxes required to be deducted or withheld.

Listing of Convertible Bonds on the London Stock Exchange

In June 2014, Just Energy received approval from the UK Listing Authority for the listing of US $150 Million 6.5% convertible bonds (due 2019 issued by the Company on January 29, 2014) to the Official List and to trading on the Professional Securities Market of the London Stock Exchange plc.

CFO Change

In August 2014, Patrick McCullough replaced Beth Summers as the Chief Financial Officer of the Company.  Mr. McCullough brings 18  years of progressive international experience in senior financial roles to Just Energy, including three Fortune 500 companies.  He also has extensive and detailed knowledge of the growing solar energy market in North America.

Dividend Reduction

On June 5, 2014, the Company announced that the monthly dividend of $0.07 per Common Share per month ($0.84 per Common Share annually) would be changed from a monthly to a quarterly dividend in the amount of $0.125 per Common Share per quarter ($0.50 per Common Share annually) commencing as of July 1, 2014, with the first quarterly dividend payment being made on September 30, 2014.

Sale of Hudson Solar

On November 4, 2014, Just Energy closed the sale of Hudson Energy Solar Corp., its commercial solar project development company operating in New Jersey, Pennsylvania and Massachusetts, to TerraForm Power Inc. and SunEdison, Inc.  The purchase price provided for the assumption or repayment by the purchaser of approximately US$33 million in outstanding debt plus the payment of approximately US$23 million cash. The sale reduced Just Energy’s overall debt level while allowing it to continue to focus on its core energy business.

Sale of National Home Services and Settlement of Competition Bureau Investigation

On November 24, 2014, Just Energy closed the sale of its water heater and HVAC home services operating under the name National Home Services to Reliance Comfort Limited Partnership (“Reliance”). The purchase price was $505 million subject to certain adjustments, including working capital balances.  The sale resulted in the repayment of approximately $260 million of National Home Services’ debt with remaining net proceeds of approximately $160 million being applied to other Just Energy debt.

Immediately prior to the closing of the sale, without any admission of liability or wrongdoing, National Home Services and the Company entered into a Consent Agreement with the Competition Bureau to settle the Canadian Competition Bureau’s investigation of door-to-door water heater sales in Ontario and Quebec.  As part of the Consent Agreement, the Company agreed to a payment of $7 million.

Massachusetts Attorney General Settlement

On December 31, 2014, Just Energy voluntarily entered into a settlement with the Massachusetts Attorney General’s Office (“AOD”), relating to an investigation of the Company’s telemarketing and door-to-door sales practices, as well as pricing of certain products to customers in Massachusetts dating back to 2011. Although the Company does not agree with the allegations made by the AGO and explicitly denied all wrongdoing, management determined that a settlement was in the best interests of the Company in order to focus the Company’s efforts on building the business going forward. As part of the settlement, the Company agreed to a payment of US$4.0 million.

Entry into U.S. Solar Residential Market

In January 2015, Just Energy entered into a comprehensive, long-term agreement with Clean Power Finance, Inc. (“CPF”) in the U.S. to sell residential solar electricity. The partnership combines Just Energy’s experience and strength in customer acquisition with CPF’s solar finance and fulfillment capabilities. CPF’s online platform allows Just Energy to sell residential solar products and connects the Company with a national network of qualified solar installation professionals. The partnership also enables Just Energy to sell complementary energy management solutions to a whole new customer segment in a less capital intensive manner.  The agreement with CPF also provides Just Energy the option to participate in certain minority portions of project equity, which provide attractive 20-year returns on project assets.  Roll out of the solar program began in the first calendar quarter of 2015 in California and New York.

Normal Course Issuer  Bid (2015)

On March 13, 2015, the Company announced its intention to renew its normal course issuer bid for its $330 Million Convertible Debentures. The notice provided that Just Energy may, during the 12 month period commencing March

17, 2015 and ending March 16, 2016, purchase on the Toronto Stock Exchange as well as alternative trading systems up to $31,709,970 of the $330 Million Convertible Debentures, being 10% of the “public float” of the $330 Million Convertible Debentures. The aggregate amount of $330 Million Convertible Debentures that Just Energy may purchase during any trading day would not exceed $42,803, being approximately 25% of the average daily trading volume of the $330 Million Convertible Debentures based on the trading volume on the TSX for the most recently completed six calendar months. Any of the $330 Million Convertible Debentures purchased pursuant to this normal course issuer bid will be cancelled by Just Energy. The price that Just Energy will pay for the $330 Million Convertible Debentures will be the market price at the time of acquisition.  Between March 17, 2015 and May 25, 2015, $554,000 of the $330 Million Convertible Debentures have been purchased by the Company for cancellation at a weighted average price of $930.10 (on a par value of $1,000).

On March 13, 2015, the Company also announced its intention to make a normal course issuer bid to purchase its Common Shares and its $100 Million Convertible Debentures. The notice provided that Just Energy may, during the 12 month period commencing March 17, 2015 and ending March 16, 2016, purchase on the Toronto Stock Exchange as well as alternative trading systems up to 10,312,390 Common Shares in total and $10 million of the $100 Million Convertible Debentures in total, being 7% and 10% of the “public float” of Common Shares and $100 Million Convertible Debentures, respectively. The aggregate number of Common Shares and $100 Million Convertible Debentures that Just Energy may purchase during any trading day will not exceed 103,822 Common Shares and $17,603 $100 Million Convertible Debentures, being approximately 25% of the average daily trading volume of the Common Shares and $100 Million Convertible Debentures based on the trading volume on the TSX for the most recently completed six calendar months. Any Common Shares or $100 Million Convertible Debentures purchased pursuant to this normal course issuer bid are to be cancelled by Just Energy. The price that Just Energy will pay for any Common Shares or $100 Million Convertible Debentures will be the market price at the time of acquisition.

BUSINESS OF JUST ENERGY

General

Just Energy is an independent competitive retailer of electricity, natural gas and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The Company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations.

By fixing the price of electricity or natural gas under its fixed-price Energy Contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities.  Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat bill products offer a consistent price regardless of usage. The Company derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the price at which it purchases the associated volumes from its Commodity Suppliers.

Just Energy also offers customers in Ontario and Texas the ability to rent or bundle (with commodity) a smart thermostat that can provide customers with convenience of use and potential energy savings. The company also launched a residential solar electricity program in the first quarter of fiscal 2016 in California and New York which enables the company to sell complementary energy management solutions to a whole new environmentally-conscious customer segment. The program complements Just Energy’s existing core competencies and enables its customers to access long-term, environmentally sustainable solar solutions.

Under the Company’s Just Green/TerraPass brands, customers gain through carbon offset and Renewable Energy Credits (RECs) programs to help customers reduce the negative impact of their own day-to-day energy consumption. The programs support the advancement of renewable and sustainable energy projects across North America.  To date, Just Energy has spent over $100 million in a diverse portfolio of carbon offset projects in North America.

In December 2013, the company launched the Just Energy Foundation. Governed by a Board of Directors, the Just Energy Foundation is a charitable entity established to receive contributions from Just Energy towards support for registered Canadian and U.S. charitable organizations within Just Energy Group’s operating markets.

The Company’s operating Subsidiaries currently carry on business in the United States in the states of Illinois, New York, Indiana, Michigan, Ohio, New Jersey, California, Maryland, Pennsylvania, Massachusetts, Georgia, Texas and Delaware and in Canada in the provinces of Ontario, Alberta, Manitoba, Québec, British Columbia and Saskatchewan.  In July 2012, the Company began selling electricity in the United Kingdom to commercial customers under the Hudson brand and as of August 6, 2013, the Company sells electricity and natural gas to residential consumers in the United Kingdom under the Green Star brand.

The map in Fig-1 below shows the jurisdictions in the United States, Canada and the United Kingdom in which Just Energy operates.

Fig-1

As of March 31, 2015, Just Energy had aggregated approximately 4,686,000 RCEs, with approximately 42% from its Consumer Division (residential and small business) and 58% from its Commercial Division.

Consumer Division

Electricity

In the Provinces of Ontario and Alberta and the States of New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Delaware and Massachusetts, as well as the United Kingdom, Just Energy and its affiliates offer a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. The customers experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

The Local Distribution Companies (“LDCs”) provide billing in all electricity markets except Alberta,  Texas and the United Kingdom (see “Business of Just Energy – Natural Gas”).  The LDCs also provide collection services, including the collection and remittance to Just Energy of the commodity portion of each customer's account for a small monthly fee, except in Alberta, Massachusetts, California, Texas and the United Kingdom.  In California and Massachusetts, the LDC provides collection services only until the account is delinquent.  In Texas, Alberta and the United Kingdom, Just Energy bills and collects itself.  In Ontario, New York, Pennsylvania, New Jersey, Ohio, Illinois, Maryland and Michigan each LDC assumes 100% of the credit (receivable) risk associated with default in payment by residential customers.

Natural Gas

Just Energy and its affiliates offer natural gas customers a variety of products, such as five-year fixed-price contracts, flat-bill options and month-to-month variable-price offerings in the Provinces of Ontario, Québec, British Columbia, Alberta Manitoba and Saskatchewan, and in the States of Maryland, Michigan, New York, Illinois, Indiana, Ohio, California, Pennsylvania, New Jersey and Georgia. Although customers purchase their gas supply through Just Energy, the LDC is still mandated, on a regulated basis, to distribute the gas.  Except in Alberta, Georgia and the United Kingdom, the LDCs provide billing and, except in Alberta, Illinois, Georgia, California and the United Kingdom the LDCs provide collection services, including the collection and remittance to Just Energy of the commodity portion of each customer's account for a small monthly fee. In Illinois and Pennsylvania, the LDC provides collection services only until the account is delinquent.  In Ontario, British Columbia, Manitoba, Quebec, New York, Ohio and Michigan, each LDC assumes 100% of the credit (receivable) risk associated with default in payment by residential and commercial customers.  In all Canadian markets except for Alberta, the LDCs pay Just Energy for the gas when it is delivered.  In other jurisdictions, including Alberta, Just Energy is paid upon consumption by the customers.

Smart Thermostats

Just Energy began bundling its commodity contracts with a smart thermostat product manufactured by ecobee Inc. to customers located in Ontario and Texas in the first and second calendar quarter of 2013 respectively.  The smart thermostats allow customers to have more control over their energy consumption and can assist them in reducing energy costs. As of March 31, 2015, there were approximately 43,000 thermostats installed, which are bundled with other products. The Company expects to expand the bundled product offering to other jurisdictions in Fiscal 2016.

Residential Solar

In January 2015, Just Energy entered into a comprehensive, long-term agreement with CPF in the U.S. to sell residential solar electricity. The partnership combines Just Energy’s experience and strength in customer acquisition with CPF’s solar finance and fulfillment capabilities. CPF’s online platform allows Just Energy to sell residential solar products and connects the Company with a national network of qualified solar installation professionals. The partnership also enables Just Energy to sell complementary energy management solutions to a whole new customer segment in a less capital intensive manner.  The agreement with CPF also provides Just Energy the option to participate in certain minority portions of project equity, which provide attractive 20-year returns on project assets.  Roll out of the solar program began in the first calendar quarter of 2015 in California and New York.

Commercial Division

Just Energy’s commercial business is operated primarily through Hudson Energy.  Hudson Energy offers fixed and variable rate natural gas and electricity contracts, as well as more customized products to meet the needs of specific customers.  Hudson Energy generates the majority of its sales through a large network of non-exclusive Independent Brokers.  Some sales are also made through Independent Contractors, exclusive brokers, and inside sales teams.  With its web based sales portal, Hudson Connex, Hudson Energy has technology that enables more efficient selling of products to commercial customers by delivering customer-specific pricing and contract documents on demand.  Hudson Connex also provides tools for Independent Brokers to manage their customer accounts after the sale is complete.  Except in Alberta, Illinois, and Texas, the LDC provides billing and collection services for the majority of Hudson Energy customers.  In New Jersey and California, the LDC provides collection services only until the account is delinquent.

Hudson Energy UK markets electricity in the United Kingdom utilizing the same technology and deal process used in North America adapted for the unique characteristics in the market.  SEEL and Hudson Energy UK signed a supply agreement on February 1, 2013, under which Shell will be the wholesale supplier for the UK business providing credit support and wholesale supply to cover the commodity obligation for customers.

Just Energy also operates commercial business under the Commerce Energy brand, which provides electric power and natural gas supply to residential and commercial customers in California, Georgia, Maryland, New Jersey, Pennsylvania, Illinois, Ohio, and Delaware, with variable and fixed priced commodity supply programs.

JustGreen and TerraPass

Just Energy also offers green products through its JustGreen Electricity and Natural Gas, and TerraPass programs.  Sales of these products continue to support and reaffirm the strong customer demand for green product options in all markets.

JustGreen™

Sold door-to-door through Independent Contractors and employees, the JustGreen electricity product offers customers the option of choosing renewable energy credits which contribute to ‘greening the grid’. The JustGreen Gas product offers carbon offset credits which allow the customer to reduce or eliminate the carbon footprint of their home or business associated with the gas purchased from Just Energy.

Just Energy believes that these JustGreen products will not only add to profits, but also increase sales receptivity.  When a customer purchases a unit of JustGreen Electricity or Natural Gas, it creates a contractual obligation for Just Energy to obtain renewable energy certificates or carbon offsets of a quantity at least equal to the demand created by the customer's purchase.  The Company currently sells JustGreen Gas (carbon offsets) in Ontario, Manitoba, Alberta, British Columbia California, Illinois, Maryland, Michigan, New Jersey, New York, Ohio, Pennsylvania, and Illinois and JustGreen Electricity (RECs) in Ontario, Alberta, Delaware, New York, New Jersey, Maryland, Illinois, Ohio, Texas, Massachusetts, and Pennsylvania.  Of all residential customers who contracted with Just Energy in the year ending March 31, 2015, 31% purchased JustGreen for some or all of their energy needs.  On average, these customers elected to purchase 89% of their consumption as green supply.

TerraPass

TerraPass was acquired by Just Energy in April 2014 with the purchase of the business and consumer retail division, along with the TerraPass name/brand. The carbon offset verification, wholesale and energy consulting services were not part of the acquisition and will continue to operate independently today as Origin Climate.  Since 2004, TerraPass has been a provider of sustainable carbon emissions solutions. TerraPass supports projects throughout North America that reduce greenhouse gases and produce renewable energy. TerraPass products and services provide consumers and businesses with options to help them reduce the environmental impact of their everyday activities through carbon offsets and renewable energy credits.

The Company retains an independent auditor to validate its renewable and carbon offset purchases annually to ensure that customer requirements have been matched or exceeded with relevant carbon offsets or renewable energy certificates for both JustGreen and TerraPass products. An independent auditor has performed this review since 2009 and determined that Just Energy was compliant each year.

Renewable Energy Certificates (RECs) and Carbon Offset Project Locations

Marketing

Residential customers are contracted through a number of sales channels including door-to-door, online, telemarketing and affinity programs.  Hudson Energy primarily employs Independent Brokers utilizing the Hudson Connex sales portal to solicit Energy Contracts.  Marketing also involves inbound telemarketing through internet sales primarily through Just Energy’s joint venture internet company, Just Ventures LLC, in which it has a 50% interest.

The elapsed period between the time when a customer contract is signed to when the first payment is received from the customer varies with each market.  The time delays per market are approximately two to six months.  The cost for obtaining a new customer and related expenses currently includes commissions payable to Independent Contractors, Independent Brokers and Independent Representatives, salaries paid to the marketing and customer service departments which support the Independent Contractors and Independent Brokers, salaries paid to customer service representatives who verify the customer contracts, commissions paid to sales representatives for closing a deal over the phone, the costs of printing contracts, bonus awards, advertising costs and the costs of promotional materials.  The ability of Just Energy to contract large numbers of customers at a reasonable cost has been a key ingredient in the success of Just Energy.

Corporate Social Responsibility

Community Investment

Just Energy conducts business with a mind that its activities benefit the communities in which it operates through job creation, charitable donations and employee volunteerism. Through the Just Energy Foundation, the Company strives to help charitable organizations secure the resources required to promote the health and well-being of communities in need.

Support for communities

As a leading energy retailer in North America, Just Energy’s vision is to support organizations in Canada and the United States that make positive contributions to energy consumers. The Company, through the Just Energy Foundation, is dedicated to supporting organizations that work to provide financial aid and resources to disadvantaged/low income residents to help them secure the basic necessities of life, such as food, shelter and warmth. Through such support, Just Energy is committed to being a strong corporate citizen and community partner to promote the livelihood and enhance the quality of life for those most vulnerable.

Support for youth

The Company also believes in providing underprivileged youth with unique and enriching opportunities. For example, Just Energy has partnered with MLSE Foundation and its new Community Action Grants program established to give Ontario charitable sports organizations the opportunity to receive three $50,000 grants each year. Each MLSE sport features its own Community Action Grant to be awarded to an organization that provides youth the opportunity to play hockey, basketball or soccer. Each team-specific grant is presented by Just Energy through the Just Energy Foundation. The Community Action Grant Programs are a chance for Just Energy to provide accessible programs for underprivileged youth who would otherwise not have the opportunity to participate.

The Just Energy Foundation has also contributed financial support to local organizations dedicated to building stronger communities through after-school academic, mentoring and youth leadership programs, poverty relief organizations and child advocacy programs.

Environmental Stewardship

Just Energy provides green energy solutions to residential and commercial customers that allow them to reduce their environmental impact.  See “Just Green” and “Terrapass”  on page 10.  Just Energy’s partnership with CPF enables the Company to sell residential solar electricity, complementing Just Energy’s existing green energy options and providing environmentally-conscious consumers with access to long-term, sustainable solar energy solutions.

Accountability and transparency

Just Energy proactively evaluates its green energy sales to ensure the Company’s project investments match customers' green energy selections. Just Energy’s green purchases are reviewed annually by Grant Thornton LLP. This validates that the money spent by customers’ on Just Energy’s green products through TerraPass.com or with JustGreen Natural Gas and Power goes directly to renewable energy or carbon offset projects.

One hundred percent of the carbon offsets purchased are verified and validated against broadly accepted protocols by independent third party verifiers.The primary standards used are the Verified Carbon Standard and the Climate Action Reserve. These standards ensure that customers receive the highest quality offsets available.

Generation sources

Just Energy seeks and purchases RECs and carbon offsets from a variety of renewable sources that reduce greenhouse gases including:

Farm power – working with farms to make the best possible use of animal waste.
Landfill gas capture – turns garbage into power by capturing the methane released by organic waste as it breaks down.
Coal mine methane – support methane capture projects at abandoned coal mines where methane naturally exists in coal beds and is released into the atmosphere through mine shafts.
Forest management – forests sequester carbon dioxide in the trunks, leaves, branches and roots of trees. The projects improve forest management to sequester more carbon.
Wind energy – wind energy displaces electricity that is generated by dirty fossil fuels like gas and coal.

Corporate Governance

The Company has an active Board of Directors to guide its operations and ensure transparency to investors. Just Energy’s corporate governance meets the recommended standards established by the Canadian and US Securities Administrators and other shareholder groups.  The Company’s Board of Directors comprises the Executive Chair and eight outside directors, and is monitored by a lead independent director. The Board has delegated certain decisions to its committees that are composed of external directors only.  The committees are Audit, Risk, Corporate Governance and Nominating, and the Compensation, Human Resources, Environmental and Health and Safety Committees.

Code of Business Conduct and Ethics Policy

Just Energy has in place a Code of Business Conduct and Ethics Policy which is available on its website at www.justenergygroup.com.

Human Resources

As a company, Just Energy has in place a number of policies to foster a safe, welcoming and equitable work environment, including with respect to the following:

Supply Arrangements

Commodity

For fixed-price contracts, Just Energy purchases gas and electricity supply through physical or financial transactions with Commodity Suppliers in advance of marketing, based on forecasted customer aggregation for residential and small commercial customers. For larger commercial customers, electricity and gas supply is generally purchased concurrently with the execution of a contract.  Each LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load.  For natural gas, some LDCs may require Just Energy to inject gas into storage in the summer for delivery to customers in the winter pursuant to a pre-set delivery schedule.

Just Energy attempts to mitigate exposure to weather variations through active management of the electricity and gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives.  This strategy provides price and volume protection, but will not eliminate all supply cost risks.  The expected cost of this strategy is incorporated into the price to the customer.  To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply.  In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply.  Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected consumption, Just Energy must purchase the short supply in the spot market. Consequently, customer margin increases proportionately to the increase in consumption net of the gain or loss associated with the incremental supply purchase.  Additionally, to the extent that supply balancing is not fully covered through customer pass-throughs, active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

Just Energy transacts with a number of different counterparties for its energy supply.  Its primary Suppliers participate in an Intercreditor Agreement pursuant to which the Commodity Suppliers and lenders to Just Energy share in the collateral provided by the energy commodity business (other than the UK) of Just Energy.  The supply participants to the Intercreditor Agreement are Shell, BP, Exelon, Société Générale, Bruce Power, EDF Trading North America, LLC, National Bank of Canada and The Bank of Nova Scotia (collectively, the “Secured Suppliers”).  Certain of these Commodity Suppliers also assist in managing, balancing and/or scheduling gas and/or power requirements in certain markets for a fee pursuant to additional agreements.

Just Energy's financial obligations to the Secured Suppliers are secured by general security agreements providing for, among other things, a priority security interest over all customer contracts.  If the Secured Suppliers default in their obligations to deliver gas and electricity to Just Energy, or if Just Energy defaults in its obligations to accept delivery of gas or electricity, the contractual arrangements between them contain provisions requiring, subject to force majeure, the payment of various amounts by the defaulting party to the non-defaulting party, including liquidated damages.

Just Energy has also entered into contractual arrangements for the physical purchase or financial hedge of energy from other Commodity Suppliers.  Although the contractual arrangements with these other Commodity Suppliers are not secured on the same basis as the transactions with the Secured Suppliers, in certain circumstances, security for the obligations of Just Energy to these other Commodity Suppliers or vice versa is provided by way of letter of credit.

Hudson UK has entered into strategic supply arrangement with SEEL for Hudson UK’s retail business in the United Kingdom. Under the arrangement, SEEL will be the wholesale supplier for Hudson UK. The structure gives Hudson UK access to the wholesale market and the benefit of SEEL’s market presence and knowledge.

JustGreen/TerraPass

On behalf of its customers, Just Energy purchases and retires renewable energy credits and carbon offsets from certified sources for greenhouse gas reduction and green energy production offsetting their average electricity and/or natural gas use for those customers who elect to purchase JustGreen or TerraPass products.  Just Energy attempts to purchase the renewable energy credits and carbon offsets from facilities, such as wind farms, solar, biomass projects and landfill gas projects located in the local jurisdiction in which it sells its green products.  The Renewable Energy Credits are Green-e Energy (U.S.) and EcoLogo (Canada) certified or comply with renewable portfolio standards where registered; the carbon offset projects are verified through Climate Action Reserve, Voluntary Carbon Standard or American Carbon Registry in the U.S., and meet the ISO 14064 Standard in Canada.

Competition

Management of Just Energy believes it has competitive advantages over a number of other energy retailers in that it has: (i) a marketing and sales organization which has achieved significant success in commodity and green product sales; (ii) a responsive customer care and customer service process; (iii) a disciplined management of commodity, green products, home energy management solutions through smart thermostats; (iv) products priced to achieve stable margin growth vs. customer growth in all business sectors (v) evolving sales channels; and (vi) growth of Just Energy’s commercial business through Hudson Energy and Commerce Energy.  The industry credibility of Just Energy is based on the long-term experience of its management team relating to the deregulation of natural gas and electricity and their innovations in providing consumer choices including its TerraPass product offerings within the direct purchase market.

Industry Competition

Electricity and Natural Gas

Just Energy has natural gas and electricity competition in every jurisdiction in which it carries on business. Generally, competitors are local in nature with a few extending to multiple jurisdictions. There can be upwards of twenty competitors in many markets. The nature and product offerings vary by jurisdiction.  It is possible that new entrants may enter the market and compete directly for the customer base that Just Energy targets, slowing or reducing its market share.  Other than LDCs (discussed below), Just Energy's largest competitors in Canada and the United States are Direct Energy Marketing Ltd.(which is owned by Centrica plc), IGS Energy Inc., NRG Energy Inc., which owns Green Mountain Energy Company and Reliant Energy, Gateway Energy Services Corporation (which is owned by Direct Energy), MXenergy Inc. and MXenergy Electric Inc. (which are owned by Exelon) and Superior Energy Management (a division of Superior Plus LP, which is owned by Superior Plus Corp.).

The LDCs are currently not permitted to make a profit on the sale of the gas and electricity commodity to their supply customers.  If the LDCs are permitted by changes in the current regulatory framework to sell natural gas at prices other than cost, their existing customer bases could provide them with a significant competitive advantage.   This may limit the number of customers available for marketers including Just Energy. To the extent that Just

Energy is successful through its marketing program in educating customers, it believes that it can be successful in signing LDC customers to its products.

JustGreen/TerraPass and Solar

The most significant competitors with respect to Just Energy’s JustGreen and TerraPass products are Green Mountain Energy Company in the United States and Bullfrog Power in Canada.

The most significant competitors to Just Energy’s residential solar efforts are Solar City, Vivint Solar, Sungevity and NRG.  Just Energy is focused on a customer origination business model and partnering with CPF in the capital-intensive development and fulfillment business.  Most of Just Energy/CPF’s competitors are pursuing a more vertically integrated model

Environmental Protection

With respect to the sale of natural gas and electricity, Just Energy does not view potential environmental liabilities as a significant concern.  Just Energy does not have physical control of the natural gas or electricity or any facilities used to transport it.  Therefore, any potential liability of Just Energy for gas leaks or explosions during transmission and distribution is considered to be relatively remote.

Employees and Independent Contractors

As of March 31, 2015, Just Energy and its affiliates employed approximately 1220 persons.  In addition, approximately 750 Independent Contractors are involved in the door-to-door marketing of Energy Contracts, and approximately 1,100 Independent Brokers and contractors are actively associated with Hudson.  In certain markets where the company markets door-to-door – New York, California, Pennsylvania and Massachusetts, the Company user employees to market door-to-door.

Real Property

Just Energy leases space for its Canadian and U.S. head offices in Mississauga, Ontario and Houston, Texas respectively; corporate office in Toronto, Ontario; operating offices in Suffern, New York and Dallas, Texas and call centres in Mississauga, Ontario, Houston, Texas and Lansing, Michigan; as well as over 40 sales offices throughout North America.

Industry Regulation

In each jurisdiction in North America, the energy markets are regulated under the oversight of a state or provincial government agency with legislated authority to regulate generally all aspects of the industry including the sale of electricity and natural gas. Although the sale of the commodity itself is considered a ‘deregulated’ service, with the exception of Quebec, Saskatchewan and Indiana, Just Energy is required to obtain a certificate of authority or license from the regulatory agency and pursuant to that license, operate in accordance with state or provincial legislation and established regulations and rules as it pertains to the marketing of energy services within the jurisdiction.  In Quebec, Saskatchewan and Indiana, Just Energy markets services under a direct contractual arrangement established with the LDC and is subject to operate in accordance with rules established under the LDC’s tariffs.  Just Energy currently has obtained and maintains all of the licenses and contractual arrangements required to undertake its business in all of the jurisdictions in which it operates.

In the US, the Company is subject to regulation by the Federal Energy Regulatory Commission (“FERC”) and the North American Electricity Reliability Corporation ("NERC"). FERC regulates transportation of natural gas by interstate pipelines. Such regulation affects the Company's access to natural gas supplies. As to the wholesale electricity sector, FERC has issued regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. The Company’s electric operations are dependent upon the availability of open access, non-discriminatory electric transmission service. FERC also regulates the sale of wholesale electricity by requiring companies who sell in the wholesale market to obtain a market-based rate authority unless they justify their rates on a cost-of-service basis.  Several of the Company’s subsidiaries have market-based rate authority.  If these subsidiaries do not comply with FERC’s rules on market-based rate authority be subject to sanctions, including substantial monetary penalties. The Company is also subject to mandatory reliability standards enacted by the NERC and enforced by FERC. Compliance with the mandatory reliability standards may subject the Company and others to higher operating costs and may result in increased capital expenditures. If the Company is found to be in noncompliance with the mandatory reliability standards, the Company could be subject to sanctions, including substantial monetary penalties.

In addition, the Dodd-Frank Act provides a regulatory regime for derivatives that generally requires derivatives to be traded on an exchange and cleared together with related collateral and margin requirements. The Company qualifies for the commercial end-user exception which allows it to continue to enter into swaps in the over-the-counter market without being subject to mandatory exchange trading and clearing.  Additionally, Dodd-Frank has brought about enhanced reporting and record keeping requirements as well as expanded position limits that are still pending final adoption.  A similar regulatory regime is in coming online in Europe.  In addition, the Canadian regulators have commenced a process to implement a similar regulatory regime for derivatives that is not yet finalized.  These Canadian rules are meant to be similar to the US’s Dodd Frank Act but have differences that may be more impactful to the Company than the current US regulations.

Financing

Just Energy Credit Facility

Just Energy Ontario L.P. and Just Energy (U.S.) Corp., Subsidiaries of the Company, are parties to the fifth amended and restated credit agreement (as amended, restated and supplemented from time to time), providing Just Energy with a credit facility of up to $210 Million for working capital purposes (the "Credit Facility").  Under the terms of the Credit Facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88 per cent. and 4.00 per cent., prime rate advances at rates of interest that vary between bank prime plus 1.88 per cent. and 3.00 per cent., and letters of credit at rates that vary between 2.88 per cent. and 4.00 per cent. Interest rates are adjusted quarterly based on certain financial performance indicators. The current syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches. To complement the Credit Facility, Just Energy, the Secured Suppliers and the lenders have entered into the Intercreditor Agreement pursuant to which the Secured Suppliers and the lenders jointly hold security over substantially all of the assets of the Company and its operating Subsidiaries (other than Hudson Energy UK).  Securities with respect to the commodity business owned directly or indirectly by the Company in its operating Subsidiaries (excluding, without limitation Hudson UK) have been pledged to CIBC, the collateral agent, as part of the security.  All receipts are directed to bank accounts over which CIBC, as collateral agent, has deposit account control agreements in place (each a "Blocked Account").  Gas Suppliers and Electricity Suppliers invoice the operating Subsidiaries of the Company directly and, provided that no event of default exists under the Credit Facility, the Intercreditor Agreement or the related security agreements, the Subsidiaries of the Company, on a periodic basis, pay the cost of commodity and related administration fees directly from the Blocked Accounts.  Where an event of default exists, CIBC, as collateral agent, has the right to exercise control over each Blocked Account in any manner and in respect of any item of payment or proceeds thereof in accordance with the terms of the Intercreditor Agreement.  The Credit Facility contains a number of covenants, including, without limitation, with respect to financial ratios.  During Fiscal 2015, the Credit Facility underwent a number of amendments pursuant to which certain covenants were renegotiated to facilitate the growth of the Company and to take into account the sale of National Home Services and Just Energy’s commercial solar division.  Just Energy has complied with all covenants under the Credit Facility. The Credit Facility matures on October 2, 2015.

$330 Million Convertible Debentures

To fund the acquisition of Hudson Energy, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010, which were assumed by the Company on the Trust Conversion. The $330 Million Convertible Debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 of each year and mature on June 30, 2017. Each $1,000 of principal amount of the $330 Million Convertible Debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 Common Shares of the Company, representing a conversion price of $18 per Common Share.

The $330 Million Convertible Debentures are redeemable after June 30, 2013, but prior to June 30, 2015, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by the Company, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.  The $330 Million Convertible Debentures are unsecured and are subordinated to Just Energy’s secured obligations, the $105 Million Note and the $150 Million Convertible Bonds.

Pursuant to a normal course issuer bid filed on March 16, 2014 and renewed on March 15, 2015, as of May 25, 2015, $1,759,000 of the $330 Million Convertible Debentures have been purchased by the Company for cancellation at a weighted average price of $927.15 (on a par value of $1,000).

$100 Million Convertible Debentures

To fund the acquisition of Fulcrum, Just Energy entered into an agreement with a syndicate of underwriters for $100 million of convertible extendible unsecured subordinated debentures issued on September 22, 2011. The $100 Million Convertible Debentures bear an interest rate of 5.75% per annum payable semi-annually in arrears on March 31 and September 30 of each year and mature on September 30, 2018.  Each $1,000 of principal amount of the $100 Million Convertible Debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 56.0224 Common Shares of the Company, representing a conversion price of $17.85 per Common Share.

The $100 Million Convertible Debentures are not redeemable prior to October 1, 2014, and prior to September 30, 2016, except under certain conditions after a change of control has occurred. On or after October 1, 2014, the debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2016, and prior to the maturity date, the debentures may be redeemed by the Company, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.  The $100 Million Convertible Debentures are unsecured and are subordinated to Just Energy’s secured obligations the $105 Million Note and the $150 Million Convertible Bonds.

$105 Million Note

Just Energy entered into a $105 million senior unsecured note indenture on December 12, 2012.  The sole holder of the $105 Million Note is CPPIB Credit Investments Inc.  The $105 Million Note bears an interest rate of 9.75% and matures in May of 2018. The $105 Million Note is subject to certain financial and other covenants. As of March 31, 2014, all of these covenants have been met.  Just Energy used the net proceeds from the $105 Million Note to reduce its drawings on its working capital line, fund future growth and for general corporate purposes.

$150 Million Convertible Bonds

On January 29, 2014 the Company announced the closing of the European-focused offering of USD $150 million of senior unsecured convertible bonds due July 2019 with a coupon of 6.5% per annum payable semi-annually in arrears. The initial conversion price is USD $9.3762 share, which represents a premium of 22.5% over the 5 day volume weighted average price of Just Energy’s common shares on January 21, 2014 (being the day on which the offering was publicly announced). The $150 Convertible Bonds are subject to certain covenants. As of March 31, 2014, all of these covenants have been met. Just Energy used the net proceeds of the offering to redeem its outstanding $90 Million Convertible Debentures, and intends to make market purchases for cancellation of convertible debentures from other series as allowed under its debt covenants and to pay down the Company’s Credit Facility.

RISK FACTORS

The business of the Company and an investment in securities of the Company are subject to certain risks.   Prospective purchasers of securities of the Company should carefully consider the risk factors set forth on page 1 and under the heading "Risk factors" at pages 46 to 50 of the Company’s Fiscal 2015 Fourth Quarter Management Discussion and Analysis (“MD&A”) (in Just Energy’s Annual Report), which portions of such documents are incorporated by reference in this Annual Information Form and are available on the SEDAR website at www.sedar.com, the U.S Securities and Exchange Commission website at www.sec.com and on Just Energy’s website at www.justenergygroup.com.  The principal risks and uncertainties that Just Energy can foresee are described in the above referenced excerpts, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.  The list may not be an exhaustive list as some future risks may be as yet unknown. Other risks currently regarded as immaterial, could turn out to be material. If any such risks actually occur, the business, financial condition and/or liquidity and results of operations of the Company could be materially adversely affected and the ability of the Company to pay dividends on the Common Shares could be materially adversely affected.

DIVIDENDS AND DISTRIBUTIONS

Dividends on Common Shares

The Company’s dividend policy provides that the amount of cash dividends, if any, to be paid on the Common Shares, is subject to the discretion of the Board of Directors and may vary depending on a variety of factors, including, without limitation (i) the prevailing economic and competitive environment; (ii) the Company’s results of operations and earnings; (iii) financial requirements for the operations and growth of the Company and its Subsidiaries; (iv) the satisfaction of solvency tests imposed by the CBCA for the declaration and payment of dividends; (v) contractual restrictions and financing agreement covenants; and (vi) other relevant factors and conditions existing from time to time.

On June 5, 2014, the Company announced that it would be reducing its dividend from $0.84 annually to $0.50 annually and that the dividend would be paid quarterly ($0.125 per quarter) effective July 1, 2014 with the first dividend payment on September 30, 2014.  Cash dividends are made on the last business day of each fiscal quarter to the Shareholders of record on the 15th day of such month or the first business day thereafter.  However, there is no guarantee that the Company will maintain this dividend policy.

The following table sets forth the month of payment and dividends per Common Share paid by the Company, as applicable for the three most recently completed fiscal years and for the months of April and May, 2015.

Record of Cash Distributions/ Dividends (1)	Fiscal 2016 $ Per Common Share	Fiscal 2015 $ Per Common Share	Fiscal 2014 $ Per Common Share	Fiscal 2013 $ Per Common Share

April	−	0.07	0.07	0.10333
May	−	0.07	0.07	0.10333
June	−	0.07	0.07	0.10333
July	−	−	0.07	0.10333
August	−	−	0.07	0.10333
September	−	0.125	0.07	0.10333
October	−	−	0.07	0.10333
November	−	−	0.07	0.10333

Record of Cash	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013
December	−	0.125	0.07	0.10333
January	−	−	0.07	0.10333
February	−	−	0.07	0.10333
March	−	0.125	0.07	0.10333

Notes:

(1)
Distributions are also paid on all outstanding PBGs,  RSGs and DSGs equal to the dividend paid on the Common Shares.  As of March 31, 2015, there were 301,114 PBGs, 2,156,034  RSGs and 178,136 DSGs outstanding.

MARKET FOR SECURITIES

Common Shares of the Company

The Common Shares of the Company are listed for trading on the TSX and the NYSE under the symbol JE.  The following tables set forth the price range and trading volume of Common Shares traded on the TSX and the NYSE for the periods indicated as reported by the TSX and the NYSE, respectively.

TSX
(CDN$)
Period	High ($)	Low ($)	Volume
2014
April	9.05	8.44	9,314,713
May	8.86	5.98	25,513,688
June	6.67	5.86	18,081,090
July	6.14	5.39	8,904,435
August	6.65	5.58	7,566,901
September	6.64	5.14	11,163,027
October	5.59	4.77	9,759,019
November	6.10	5.39	8,117,993
December	6.23	5.09	9,574,382
2015
January	6.65	5.66	7,907,134
February	6.90	6.12	4,317,725
March	6.40	5.85	4,291,328
April	6.76	5.80	6,070,089
May (1 to 25)	6.84	6.12	5,116,055

NYSE
(US$)
Period	High ($)	Low ($)	Volume
2014
April	8.19	7.65	7,469,214
May	8.15	5.50	15,939,050
June	6.11	5.37	14,799,598
July	5.85	5.01	10,293,515
August	6.08	5.15	7,854,446
September	6.10	4.60	7,615,833
October	5.10	4.20	7,398,189
November	5.39	4.71	5,611,676
December	5.41	4.38	8,466,299
2015
January	5.36	4.80	5,906,538
February	5.58	4.87	4,564,271

March	5.09	4.62	4,070,187
April	5.62	4.61	5,418,820
May (1 to 25)	5.62	5.10	2,721,657

$330 Million Convertible Debentures

The $330 Million Convertible Debentures are traded on the TSX under the symbol JE.DB.  The following table sets forth trading information for the $330 Million Convertible Debentures for the periods indicated as reported by the TSX:

Period	High ($)	Low ($)	Volume
2014
April	91.96	90.16	3,305,000
May	92.02	82.00	7,613,000
June	91.50	86.35	10,358,833
July	90.50	88.51	4,553,400
August	91.25	89.72	3,023,000
September	91.00	87.00	3,078,000
October	88.30	83.85	4,823,000
November	88.01	86.00	3,807,500
December	89.00	85.51	1,758,000
2015
January	91.75	88.06	2,660,000
February	94.01	91.00	5,090,000
March	93.48	91.00	3,949,000
April	94.76	90.00	8,327,500
May (1 to 25)	96.00	92.25	2,462,500

$100 Million Convertible Debentures

The $100 Million Convertible Debentures began trading on the TSX under the trading symbol JE.DB.B on September 22, 2011.  The following table sets forth trading information for the $100 Million Convertible Debentures for the periods indicated as reported by the TSX:

Period	High ($)	Low ($)	Volume
2014
April	87.00	85.65	971,000
May	87.50	78.12	1,454,000
June	87.04	78.01	1,485,000
July	86.00	84.24	665,000
August	86.01	83.33	943,000
September	86.00	83.00	2,331,000
October	83.00	78.41	1,657,000
November	81.61	78.00	417,000
December	83.00	80.00	1,411,000
2015
January	86.00	83.01	1,029,000
February	87.50	83.54	1,886,000
March	87.25	85.43	1,206,000
April	89.36	85.00	1,492,000
May (1 to 25)	91.40	88.00	1,024,000

US$150 Million 6.5% Convertible Bonds

The US$150 Million 6.5% Convertible Bonds were listed on the Professional Securities Market of the LSE under the trading symbol 48IL on June 12, 2014.  To date the LSE has not reported any trading activity.

PRIOR SALES

The Company issued the following securities during the most recently completed fiscal year, none of which are listed or quoted on a marketplace:

1.	239,946 RSGs/PBGs were granted on May 16, 2014 having a grant value of $8.70 per RSG/PBG.
2.	712,587 RSGs/PBGs were granted on June 13, 2014 having a grant value of $6.04 per RSG/PBG.
3.	597,735 RSGs/PBGs were granted on August 7, 2014 having a grant value of $5.74 per RSG/PBG.
4.	150,000 RSGs were granted on August 22, 2014 having a grant value of $6.53 per RSG.

As part of their fee based compensation, DSGs or Common Shares are issued to directors at the end of each quarter at a value per DSG or Common Share equal to the 20 day simple average closing price of the Common Shares, as applicable on the TSX preceding the quarter end.

The following table describes the number of DSGs or Common Shares granted, the date granted, and the 10 day simple average closing price of Common Shares, as applicable, used to determine the number of DSGs or Common Shares granted.

Quarter Ended	Total Number of DSGs/ Common Shares Granted	10 Day Average Closing Price
June 30, 2014	4,880	$6.14
September 30, 2014	5,472	$5.48
December 31, 2014	5,104	$5.87
March 31, 2015	4,944	$6.06

ESCROWED SECURITIES

As of the date hereof, there are no shares of the Company held in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Members of the Board of Directors

The names, municipalities of residence, year of appointment and the present principal occupations of the directors of the Company as at May 31, 2015 as follows:

Name, Municipality of Residence	Year of Appointment(5)	Present Principal Occupation During Five Preceding Years(7)

Rebecca MacDonald Toronto, Ontario	2001	Executive Chair of the Company
Hon. Hugh D. Segal (1)(2)(3)(4)(5)(6) Kingston, Ontario	2001	Master of Massey College, University of Toronto
Hon. Michael Kirby (1)(4) Ottawa, Ontario	2001	Corporate Director and Chairman of Partners for Mental Health (national charity)

Name, Municipality of Residence	Year of Appointment(5)	Present Principal Occupation During Five Preceding Years(7)

John A. Brussa (2)(4) Calgary, Alberta	2001	Senior Partner, Burnet, Duckworth & Palmer LLP (law firm)
Hon. Gordon D. Giffin (2)(4) Atlanta, Georgia	2006	Senior Partner, McKenna, Long & Aldridge LLP (law firm)
William F. Weld (1)(3) New York, New York	2012	Principal, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C (law firm)
George Sladoje(1)(2)(4) Chicago, Illinois	2012	Principal of Sladoje Consulting, LLC
Brett Perlman (1)(3) Houston, Texas	2013	President, Vector Advisors
R. Scott Gahn(2)(4) Houston, Texas	2013	President, Gulf Coast Security Systems, Inc.

(1)	Member of the Audit Committee. Mr. Kirby is the Chair of the Committee and the Financial Expert under the NYSE listing standards.
(2)	Member of the Compensation, Human Resources, Environmental, Health and Safety Committee. Mr. Gahn is the Chair of the Committee.
(3)	Member of the Nominating and Corporate Governance Committee. Mr. Giffin is the Chair of the Committee.
(4)	Member of the Risk Committee. Mr. Sladoje is the Chair of the Committee.
(5)	Appointed lead director by the Board on January 17, 2005 and Vice Chair of the Board on May 20, 2010.
(6)
Other than Mr. Weld, Mr. Sladoje, Mr. Perlman and Mr. Gahn each of the persons who are directors of the Company, became a director of the Company on December 31, 2010, immediately prior to the Trust Conversion.  Prior to the Trust Conversion, each director (other than Mr. Weld, Mr. Sladoje, Mr. Perlman and Mr. Gahn) was a director of Just Energy Corp., the administrator of the Fund.

(7)	Each of the Directors of the Company has held the principal occupation indicated opposite his or her name during the preceding past five years except:

(a) Mr. Kirby was the Chair of The Mental Health Commission of Canada until April 2012;
(b) Mr. Sladoje was Chief Executive Officer of NASDAQ OMX Commodities Clearing Company until December 31, 2011;
(c) Mr. Weld was Of Counsel at McDermott Will & Emery LLP until October, 2012; and
(d) Mr. Gahn became president of Gulf Coast Security Systems, Inc. in November 2012. He retired as the Company’s Chief Operating Officer on June 10, 2011.

Executive Officers of the Company

The names, municipality of residence and present principal occupations of the executive officers of the Company as at May 25, 2015 are as follows:

Name, Municipality of Residence	Principal Occupation During Five Preceding Years(1)

Rebecca MacDonald Toronto, Ontario	Executive Chair

James W. Lewis Houston, Texas	President and Co-Chief Executive Officer
Deborah Merril Houston, Texas	President and Co-Chief Executive Officer
Patrick McCullough Houston, Texas	Chief Financial Officer
Gord Potter Richmond Hill, Ontario	Executive Vice President, Sales Operations
Jason Herod Stoufville, Ontario	Executive Vice President, Consumer Division – North America

Name, Municipality of Residence	Principal Occupation During Five Preceding Years(1)
Duncan Stiles Toronto, Ontario	Executive Vice President, Commercial Division

Jonah T. Davids Toronto, Ontario	Executive Vice President and General Counsel
Ash Rajendra Toronto, Ontario	Senior Vice President and Chief Information Officer

Ivan Thompson Dallas, Texas	Senior Vice President, Human Resources

Notes:

(1)
Each of the officers who is not a director of the Company has held the principal occupation referred to opposite  his or her name or has held other positions and offices within the Company or its subsidiaries during the past five years except:

	(a)	Mr. Rajendra has been the Senior Vice President and Chief Information Officer of the Company since August, 2011.
	(b)	Ivan Thompson has been the Senior Vice President, Human Resources since January 1, 2013.

Ownership, Control and Direction of Securities by Directors and Executive Officers

As of May 25, 2015, the above directors and executive officers of the Company, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of approximately 8,950,000 Common Shares, PBGs, RSGs and DSGs, representing approximately 6.1% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, no director or executive officer of the Company, or a security holder holding a sufficient number of securities of the Company to affect materially the control of the Company is, as at the date hereof, or has been within the 10 years before the date hereof, a director, or executive officer of any company that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of such person ceasing to act in that capacity become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company, or a security holder holding a sufficient number of securities of the Company to affect materially the control of the Company (or any personal holding company of such person), has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The Hon. Gordon D. Giffin, a director of the Company, was a director of Abitibi Bowater Inc. from October 29, 2007 until his resignation on January 22, 2010.  In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (Canada) with the Superior Court of Quebec in Canada.

Personal Bankruptcies

No director or executive officer of the Company, or a security holder holding sufficient securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has, within the 10 years preceding the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Company will be subject in connection with the operations of the Company.  In particular, certain of the directors and officers of the Company are involved in managerial or director positions with other energy companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company.  Conflicts, if any, will be subject to the procedures and remedies available under the CBCA.  The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided in the CBCA.  As at the date hereof, the Company is not aware of any existing material conflicts of interest between the Company or a Subsidiary of the Company and any director or officer of the Company or a Subsidiary of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there are no outstanding legal proceedings or regulatory actions to which the Company or any of its Subsidiaries is a party or in respect of which any of their respective properties are subject, which are either: (a) individually, for claims in excess of 10% of the current asset value of the Company, or (b) material to the Company or any of its Affiliates, nor are there any such proceedings known to be contemplated.

The State of California has filed a number of complaints with the FERC against many suppliers of electricity, including Commerce Energy, Inc. (“CEI”), a subsidiary of the Company, with respect to events stemming from the 2001 energy crisis in California. On March 18, 2010, the assigned Administrative Law Judge granted a motion to strike the claim for all parties in one of the complaints (in favour of the suppliers), holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. California appealed to the United States District Courts for the Ninth Circuit and oral arguments were heard on February 26, 2015. On April 29, 2015, the appeals court remanded the case back to FERC on grounds that the agency erred in assessing whether market power had resulted in unjust and unreasonable prices, when it only considered power generation market share. The Ninth Circuit said FERC failed to consider other evidence of market power presented by California (e.g., sellers’ actual market positions, gaming, anomalous bidding behaviour and other market manipulation), whether such market power was masked by the reporting deficiencies at issue, and to determine whether the prices in the market were “just and reasonable” as required under the Federal Power Act. CEI continues to vigorously contest this matter

In August 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against the Company, Just Energy (US) Corp. and Fulcrum, for up to $20 million in connection with Fulcrum failing to achieve an earn-out target under the purchase and sales agreement dated August 24, 2011 for the purchase of Fulcrum from FPS. FPS alleges that the Company conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target. In October 2013, the Company’s motion to compel arbitration was successful. Just Energy will continue to vigorously defend itself against this claim through the arbitration process.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc., Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio federal court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. A jury trial on the liability phase was completed on October 6, 2014. The jury reached a verdict that supports the plaintiffs’ class and collective action that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the FLSA and Ohio wage and hour laws. Potential amounts owing have yet to be determined and will be subject to a separate damage phase proceeding which remains unscheduled by the Court. On January 9, 2015, the Court struck the plaintiffs’ damage expert report based primarily on the fact that the report relied on an unreliable survey. Just Energy disagrees with the result of the October trial and is of the opinion that it is not supported by existing law and precedent. Just Energy strongly believes it complied with the law, continues to vigorously defend the claims and intends to appeal adverse findings.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Illinois Corp. (“Just Energy Illinois”) filed a lawsuit against Just Energy Illinois, CEI, Just Energy Marketing Corp. and the Company in the Illinois federal district court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the federal FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court granted Wilkin’s request to certify the lawsuit as a class action to include a class made up of Illinois sales representatives who sold for Just Energy Illinois and CEI. Just Energy filed a motion for reconsideration objecting to the class definition and requested that the Court revise its ruling to exclude sales representatives who sold for Commerce. Just Energy will continue to vigorously contest this matter.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in the Management Information Circular dated May 25, 2015 which is incorporated by reference herein, there were no material interests, direct or indirect, of directors or executive officers of the Company, any person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Ernst & Young LLP, Chartered Accountants, Toronto, Ontario. Based on the recommendation of the Audit Committee of the Company, the Board has proposed that Ernst & Young LLP  continue as auditors of the Company at the Annual and Special General Meeting of the Company to take place on June 25, 2015.

Computershare Investor Services Inc. at its principal transfer offices in Toronto, Ontario acts as the transfer agent and registrar for the Common Shares, and trustee for the $330 Million Convertible Debentures, the $100 Million Convertible Debentures and the $105 Million Note Indenture. US Bank Trustees Limited at their principal offices in London, England and Elevon Financial Services Limited, UK Branch act as trustees for the $150 Million Convertible Bonds.

INTEREST OF EXPERTS

There is no person or company whose profession or business gives authority to a statement, report or valuation made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or related to, the Company’s most recently completed financial year other than Ernst &Young LLP, the Company’s current auditors.  Ernst & Young LLP have confirmed that they are independent within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Ontario.  In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

MATERIAL CONTRACTS

Except for contracts entered into by the Just Energy in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into by the Company and/or its Subsidiaries are: the Credit Facility and its respective amendments, the $330 Million Debenture Indenture (as amended and supplemented from time to time), the $100 Million Debenture Indenture (as amended and supplemented from time to time) the $105 Million Note Indenture, and the $150 Million Convertible Bonds Trust Deed each of which is described herein.  Copies of the Company’s material agreements are available on the Company’s SEDAR profile at www.sedar.com or, since January 30, 2012, on the U.S. Securities Exchange Commission’s website at www.sec.com.

AUDIT COMMITTEE INFORMATION

Multilateral Instrument 52-110 of the Canadian Securities Administrators requires the Company to disclose annually in its AIF certain information relating to the Company’s Audit Committee and its relationship with its independent auditors.  Schedule "A" contains the additional information contemplated by Form 52-110F1 - "Audit Committee Information required in an AIF", including information with respect to the financial literacy and experience of each member of the Audit Committee.  The text of the mandate for the Audit Committee is included in Schedule "B".

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com, at the U.S. Securities and Exchange Commission website at www.sec.gov or on the Company’s website at www.justenergygroup.com.  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Information Circular of the Company for its most recent annual meeting of Shareholders that involved the election of directors of the Company.  Additional financial and other information is contained in the Financial Statements and the MD&A.

SCHEDULE "A" - FORM 52-110F1
AUDIT COMMITTEE INFORMATION REQUIRED IN AN AIF

The Audit Committee's Charter.

The text of the Company’s Audit Committee's charter as approved on February 9, 2012 is attached hereto as Schedule "B".

Composition of the Audit Committee and Relevant Education and Experience.

At May 25, 2015, the Company’s Audit Committee consisted of Michael J.L. Kirby (Chair), Hugh D. Segal, William F. Weld, George Sladoje and Brett Perlman.  All members of the audit committee are independent and financially literate (as those terms are defined in Multilateral Instrument 52-110 – Audit Committees).

Mr. Kirby, Chair of the Committee, has a PhD in applied mathematics and has been Chair of the Audit Committee for over eight years.  He has been a member of the faculty of several business schools, including the University of Chicago.  For several years in the 1990's he was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which is responsible for all legislation and regulations affecting business.  Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Board.  Currently, he serves as a director of four publicly listed companies (including the Company) and is chair of the Audit Committee of two of them, being the Company and Indigo Books & Music Inc.

Mr. Segal was President of the Institute for Research on Public Policy until May 31, 2006 and has been a member of the Company’s Audit Committee since 2003.  Mr. Segal serves as a director of one TSX listed company, Sun Life Financial Inc. He has served as a member of the audit committee of two publicly listed companies.  In June 2014, Mr. Segal took a position as Master of Massey College in the University of Toronto, following a 9 year term as a Senator of Canada.  He had previously served as senior fellow at Queen’s School of Policy Studies and as an Adjunct Professor at the Queen’s School of Business.  Mr. Segal developed the ability to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves as President of a company with $100 million in sales, between 1982 and 1991.  Beyond his undergraduate degree and business experience, Mr. Segal studied trade economics at the graduate level and between 1982 and 1991, advised clients on takeovers and merger activity and between 1996 and 1998 he also served on the staff of a major Bay Street investment firm.

William F. Weld joined the board of the Company on April 2, 2012 and became a member of the Audit Committee at such time.  In addition to his bachelor’s degree from Harvard College and law degree from Harvard Law School, Mr. Weld holds a diploma (with distinction) in economics and political science from Oxford University.  Mr. Weld is currently a Principal with Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.  Prior to October, 2012, Mr. Weld was Of Counsel with the law firm of McDermott Will & Emery LLP.  His practice focuses in the areas of government strategies, corporate and legislative investigations, litigation, and legal crisis management.  Mr. Weld joined McDermott in 1997 after serving as governor of Massachusetts, where he was elected in 1990 and re-elected in 1994. He served as national co-chair of the Privatization Council and led business and trade missions to many countries in Asia, Europe, Latin America, and Africa.  Prior to his election as governor, Mr. Weld was a federal prosecutor for seven years, serving as the Assistant U.S. Attorney General in charge of the Criminal Division of the Justice Department in Washington, D.C., and the U.S. Attorney for Massachusetts during the Reagan administration. In all of these roles, Mr. Weld has had to develop and maintain an understanding and appreciation of finance and accounting principles.

Mr. Sladoje joined the board of the Company on November 6, 2012 and became a member of the Audit Committee on February 6, 2013.  Mr. Sladoje was, until 2011, CEO of NASDAQ OMX Commodities Clearing Company and former Chair and CEO to 2010 of North American Energy and Clearing Corporation, both centered in Chicago, Illinois.  Mr. Sladoje serves as Principal, Sladoje Consulting, Chicago where he specializes in providing regulatory and compliance consulting to organizations dealing in electricity, gas and equities trading and has provided marketing services to grid operators across the United States including Midwest ISO and ERCOT.  This expertise, along with his accounting background as a CPA with a big 8 accounting firm, his experience in working with energy regulators and in risk management and governance qualifies him to serve on the Just Energy board of directors and as a member of the audit committee and chair of the risk committee. He has also served as a director of other companies, including the California Power Exchange, and the United States Power Fund, and has worked with many major national regulators including The Commodity Futures Trading Commission, the SEC, FERC and the public utility commissions of several states.

Mr. Perlman is the President of Vector Consultants, LLC of Houston, Texas, a consulting practice which specializes in business strategy, strategic marketing and mergers and acquisitions in the electric utility industry. He previously served as a Commissioner of the Public Utility Commission of Texas (1999-2003) and led the market design and implementation that resulted in the successful restructuring of the Texas wholesale and retail electric utility market. Previous to his public service, he was a consultant with McKinsey and Company (1993-1999) and has practiced law with major firms in Houston and Washington, D.C.  He holds advanced degrees in public policy from Harvard University and in law from the University of Texas and was a Phi Beta Kappa graduate of Northwestern University.  He has previously served as a director and as an independent strategic advisor to both public and private equity-based companies. Mr. Perlman recently obtained certification as a Governance Fellow from the National Association of Corporate Directors (NACD) in recognition of his commitment to ongoing professional development and training as a Corporate Director.

Pre-Approval Policies and Procedures

Recommendations are made from time to time from management to the Audit Committee for the engagement of all non-audit services. The Audit Committee considers such recommendations for pre-approval at its quarterly meetings or sooner, if necessary providing that where necessary, this function may be delegated to the Chair of the Audit Committee for approval on the basis that the Chair reports all such approvals to the Audit Committee at its next regularly scheduled meeting.

External Auditor Service Fees

Audit and Audit Related Fees

For fiscal 2015, fees charged by Ernst & Young LLP for professional audit services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements as well as for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company's financial statements were $1,229,000 (2014 — $1,224,000).

Tax Fees

Tax fees for professional services rendered by Ernst & Young LLP for tax compliance, tax advice, tax planning and other services were $750,000 (2014 —$347,000).

Total Fees

The aggregate fees billed by Ernst & Young LLP were $2,079,000 (2014 —$1,728,500).  No other services were provided to Just Energy and its subsidiaries by Ernst & Young LLP.

SCHEDULE "B" - AUDIT COMMITTEE MANDATE

JUST  ENERGY GROUP INC.

COMPOSITION

Applicable Canadian corporate and provincial and United States securities legislation, regulation and policies, the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) by-laws rules, regulation and policies and applicable provisions of the Securities Act of 1933, the Securities and Exchange Act of 1934, the Sarbanes Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 to the extent applicable to a foreign private issuer (together “Applicable Legislation”) require that an audit committee (the "Committee") be comprised of a minimum of three directors, each of whom  will be financially literate and independent and one of whom shall be a “financial expert” as defined by Applicable Legislation and each of whom shall be independent (as set out in section 303 A.02 of the NYSE Company Manual) and shall not have any material relationship with the Company or any affiliate thereof, i.e., a relationship that could, in the view of the Company’s board of directors (the “Board”) reasonably interfere with the exercise of a member’s independent judgment.

The Board of Directors of the Company (the “Board”) will appoint the members of the Committee annually at the first meeting of the Board after the annual meeting of shareholders of the Company and shall ensure that the members of the Committee meet the qualifications and other requirements outlined in (a) above under Applicable Legislation.

Committee members will be appointed for a one year term and may be reappointed subject to the discretion of the Board having regard: (i) to Applicable Legislation and, (ii) the desire for continuity and for periodic rotation of Committee members.

One of the members of the Committee who is otherwise qualified under Applicable Legislation and who shall be a financial expert under Applicable Legislation shall be appointed Committee Chair by the Board.  The Committee shall appoint a Secretary who shall be the Corporate Secretary of to the Company.  Any Committee member, who for any reason, is no longer independent, ceases to be a member of the Committee.

If an audit committee member simultaneously serves on the audit committee of more than 3 public companies, the Board must determine that such simultaneous service will not impair the ability of such member to effectively serve on the Company’s Committee.

2.           AUTHORITY

The Board may authorize the Committee to investigate any activity of the Company and any affiliate thereof for which the Committee has responsibility or with respect to those responsibilities imposed on audit committees herein and by Applicable Legislation. All employees are to co-operate as requested by the Committee.

The Committee may, without the approval of management, retain persons having special expertise to assist the Committee in fulfilling its responsibilities, including outside counsel or financial experts and provide for their remuneration.

The external auditor and internal audit shall report to the Committee.

3.           MEETINGS

The Committee is to meet at least four times per year preferably immediately following the meeting of the Risk Committee. The meetings will be scheduled to permit the review of the scope of the audit as presented by the Company’s auditor before commencement of the audit and the  timely review of the quarterly and annual financial statements and such other annual filings required to be made by the Company and any affiliate thereof containing financial information about the Company and any affiliate thereof including the AIF, MD&A (quarterly and annual), quarterly press releases, reports to Shareholders, the management proxy circular and such other disclosure documents applicable to the Company and any affiliate thereof which contain financial data based upon, derived from or to form part of the financial statements of the Company and contemplated by Applicable Legislation.

Meetings of the Committee shall be validly constituted if a majority of members of the Committee are present in person or by telephone conference. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member or the external auditors or any director of the Company not a member of the Committee.

Any member of the external auditors of the Company is entitled to receive notice of every meeting of the Committee and at the Company's expense, to attend and be heard thereat and, if requested by a member of the Committee, to attend any meeting of the Committee.

The Committee should require the attendance of the Company's auditors at least once each year, and at such other times as the Committee deems appropriate in the context of Applicable Legislation and its responsibilities as outlined below.  The Company’s external auditor shall be requested to review and comment on all disclosure documents issued by the Company containing financial statements or information derived therefrom.

The Committee shall meet privately with the external auditor at least quarterly excluding members of management other than the Secretary to the Committee.  The Committee shall meet privately with the internal audit staff at least twice yearly excluding other members of management other than the Secretary to the Committee.

4.           REPORTING

The minutes of all meetings of the Committee are to be provided to the Board and to the Company’s auditor. Oral reports by the Chair on recent matters not yet minuted will be provided to the Board at its next meeting. Minutes of all Committee meetings will be subsequently reviewed and approved by the Committee.

Supporting schedules and information reviewed by the Committee will be available for examination by any director or the Company’s auditor upon request to the Secretary of the Committee.

RESPONSIBILITIES

The general responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and of the independent auditor; and (vi) to the extent not addressed by the Risk Committee, the implementation and effectiveness of the policies of the Company relating to Risk Management Policy and Procedures, the Policy on Dividends and such other policies of the Company approved from time to time by the Board or the Committee.

•           The specific responsibilities of the Committee shall be as follows:

(a)           to review the Company's quarterly and annual financial statements and any other financial statements of the Company and its affiliates required to be prepared by Applicable Legislation or otherwise for dissemination to the public, so as to be satisfied they are fairly presented in accordance with generally accepted accounting principles and in accordance with Applicable Legislation and to recommend to the Board whether the quarterly and the annual financial statements and any such other financial statements should be approved by the Board;

(b)           prior to the dissemination to the public, to review the financial information and financial data contained in the Company's quarterly financial statements, Annual Report to Shareholders and other financial publications of the Company or any affiliate thereof (including the Company's interim and year end management discussions and analysis of financial condition and results of operation, annual information form, proxy information circular, quarterly press releases and material and timely disclosure reports containing any financial data) and the financial information contained in a prospectus and/or registration statement of the Company or any affiliate thereof or other document filed with any regulatory authority so as to be satisfied that the financial information and financial data is not significantly erroneous, misleading or incomplete and contains full, true and plain disclosure of all material facts or as otherwise required by Applicable Legislation and to make recommendations to the Board with respect to all such disclosure documents;

(c)           to be satisfied  that management of the Company and any affiliate thereof have implemented appropriate systems of capture of financial information and internal control over financial reporting and that these are operating effectively under Applicable Legislation and to review all reports prepared by the auditors with respect to the auditors attestation report;

(d)           to be satisfied that management of the Company and the Company have implemented appropriate systems of internal control to ensure compliance with Applicable Legislation and ethical requirements and particularly to be satisfied that internal controls over financial reporting and disclosure controls and procedures are in place and that internal controls have been designed and implemented to provide reasonable assurance that the Company’s financial statements and other documents required to be mailed to shareholders or filed with regulatory authorities are fairly presented so as to enable the Chief Financial Officer and the Chief Executive Officer (and any other officer or director of the Company as may be required by Applicable Legislation) to personally certify the Company’s financial statements as required by Applicable Legislation;

(e)           to the extent not addressed by the Risk Committee, to be satisfied that management of the Company and each affiliate thereof have implemented effective systems to identify significant financial and other risks of the business and changes to these risks including the implications of risks associated with the Company’s compensation policies and practices under Form 51-12 F6 under National Instrument 51-102. The Committee will review reports from management related to these risks and make recommendations to the Board with respect to a Risk Management Policy;

(f)           to recommend to the Board the appointment of external auditors nominated at each annual meeting of shareholders and provide oversight with respect to the external audit engagement. The Committee will also recommend to the Board the re-appointment or appointment of the external auditors and the compensation payable to them.  The Committee will pre-approve all non-audit services to be provided to the Company and its affiliates by the Company’s external auditors providing that where necessary, this function may be delegated to the Chair of the Committee for approval on the basis that the Chair reports all such approvals to the Committee at its next regularly scheduled meeting;

(g)           to be satisfied that any significant or material matter brought to the attention of the Committee by the Company's external auditors and internal audit or matters where there is significant disagreement between the Company's external auditors and/or internal audit and Company officers (including the resolution or proposed resolution thereof) are communicated to the Board;

(h)           to be satisfied that all significant matters raised in any report to management by the external auditors and internal audit are being addressed and dealt with by management in a satisfactory manner and, to the extent they are not, to make a report to the Board;

(i)           to be satisfied that the declaration and payment of dividends by any affiliate of the Company to the Company or to any affiliate thereof and the declaration and payment of dividends by the Company to its shareholders, meet applicable legal requirements and Applicable Legislation and to make recommendations to the Board with respect thereto;

(j)           as and when required by Applicable Legislation or as otherwise required including the laws and regulations in all jurisdictions in which it operates to establish independent procedures (A) for the receipt, retention and treatment of complaints received by the Company or any affiliate thereof regarding accounting, internal accounting controls or auditing matters, and (B) for the confidential communication of anonymous submissions to the Company or any affiliate thereof and a member of the Committee of concerns regarding questionable accounting or auditing matters from employees including the submission of those complaints and concerns by logging into www.justenergy.ethicspoint.com, selecting the Just Energy Group or JEG as the company and following the prompts which are available.  This service is interactive and anonymous;

(k)           as and when required by Applicable Legislation, to be satisfied that disclosure controls and procedures are in place to ensure that material information required to be disclosed by Applicable Legislation is recorded, processed and summarized and reported within the time periods specified in Applicable Legislation;

to ensure that the external auditors report annually on matters of independence;

to ensure that the external and internal auditors prepare an external audit plan which, with any changes thereto, is reviewed by and acceptable to the Committee;

to review and approve the hiring policies of the Company and any affiliate thereof  regarding partners and employees (past or current) of the present and former external auditors of the Company;

to review semi-annually all expenses relating to consulting and professional services including legal and audit;

to review semi-annually executive business expenses;

to review, analyse and implement all necessary procedures, controls and other similar requirements relating to financial matters arising from proposals to amend or introduce Applicable Legislation and the implementation or promulgation thereof;

once or more annually, as the Corporate Governance and Nominating Committee (CGN Committee) decides, to receive for consideration that Committee’s evaluation of this Mandate and any recommended changes.  Review and assess the CGN Committee’s recommended changes and make recommendations to the Board for consideration.

to carry out any other appropriate duties and responsibilities assigned to the Committee by the Board;

to honour the spirit and intent of Applicable Legislation as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Corporate Secretary, who will report  any amendments to the CGN Committee at its next meeting;

to ensure that the Terms of Reference for the Committee are published on the Company’s website; and

to discuss the Company’s major financial risk exposure and the steps management has taken to monitor and control such exposures and to ensure that the mandate for the Risk Committee addresses each of these matters.

•           The Chair of the CGN Committee, in consultation with the Chair of the Committee, will periodically review the effectiveness of the Committee and the performance of each Committee member and report to the Board on their conclusions.

(Approved as amended by the Board of Directors of the Company on February 9, 2012)

SCHEDULE “C” – GLOSSARY

All capitalized terms not otherwise defined in the body of this Annual Information Form, shall have the meanings ascribed to them below.

"$90 Million Convertible Debentures" means the $90 million aggregate principal amount of 6.0% convertible unsecured subordinated debentures of the Company issued on October 2, 2007 pursuant to the $90 Million Debenture Indenture.

"90 Million Debenture Indenture" means the trust indenture dated as of October 2, 2007 between Universal and Computershare, as amended and supplemented pursuant to a First Supplemental Trust Indenture dated as of July 1, 2009 between JEEC (as successor to Universal) and Computershare and pursuant to a Second Supplemental Trust Indenture dated as of January 1, 2011 between the Company (as successor to JEEC) and Computershare.

"$100 Million Convertible Debentures" means the $100 million aggregate principal amount of 5.75% extendible unsecured subordinated debentures of the Company issued on September 22, 2011 pursuant to the $100 Million Supplemental Debenture Indenture.

"100 Million Supplemental Indenture" means the supplemental indenture dated as of September 22, 2011 between the Company and Computershare, supplementing the $330 Million Debenture Indenture.

"$105 Million Note Indenture" means the trust indenture dated as of December 12, 2012 between Just Energy and Computershare.

"$105 Million Note" means the $105 million aggregate principal amount of the 9.75% note issued to CPPIB Credit Investments Inc. on December 12, 2012 pursuant to the $105 Million Note Indenture.

“$150 Million Convertible Bonds” means the $150 million aggregate principal amount of the 6.5% convertible bonds issued on January 29, 2014 pursuant to the $150 Million Convertible Bonds Trust Deed.

“$150 Million Convertible Bonds Trust Deed” means the trust deed dated as of January 29, 2014 between the Company, US Bank Trustees Limited and Elavon Financial Services Limited, UK Branch.

"$330 Million Convertible Debentures" means the $330 million aggregate principal amount of 6.0% extendible unsecured subordinated debentures of the Company issued on May 5, 2010 pursuant to the $330 Million Debenture Indenture.

"$330 Million Debenture Indenture" means the trust indenture dated as of May 5, 2010 between the Fund and Computershare, as amended and supplemented pursuant to a First Supplemental Trust Indenture dated as of January 1, 2011 between the Company (as successor to the Fund) and Computershare.

"Board" and "Board of Directors" means the board of directors of the Company.

"BP" means collectively BP Energy Company, BP Canada Energy Marketing Corp., BP Canada Energy Group ULC and BP Corporation North America Inc. and any other related affiliate with which Just Energy contracts.

"Bruce Power" means Bruce Power L.P.

"CBCA" means the Canada Business Corporations Act, as amended from time to time, including the regulations promulgated thereunder.

"CIBC" means Canadian Imperial Bank of Commerce, a Canadian chartered bank.

"CDS" means The Canadian Depository for Securities Limited.

"Commodity Suppliers" means Gas Suppliers and Electricity Suppliers.

"Common Shares" means the common shares in the capital of the Company.

“Company” means Just Energy Group Inc., a corporation created by a certificate of arrangement issued under the CBCA on January 1, 2011.

“Computershare” means Computershare Trust Company of Canada.

“CPF” means Clean Power Finance, Inc., a Delaware corporation.

"Declaration of Trust" means the amended and restated declaration of trust for the Fund dated April 30, 2001 as amended and restated from time to time and terminated on December 31, 2010.

"DSGs" means deferred share grants (formerly DUGs – deferred unit grants), issued to Directors pursuant to the DSG Plan as a component of compensation paid to Directors in lieu of fees payable in cash and which are exchangeable into Common Shares on a 1:1 basis.

"DSG Plan" means the 2010 Directors’ Compensation Plan (formerly the Directors Deferred Unit Grant Plan) of the Company as amended from time to time.

"Electricity Supplier" means a person who is an electricity producer or an electricity supply aggregator.

"Energy Contracts" means customer Gas Contracts and Electricity Contracts.

"Exchangeable Shares" means exchangeable shares, series 1 in the capital of JEEC.

"Exelon" means Exelon Generation Company, LLC. or any other related affiliate with which Just Energy contracts.

"Financial Statements" means the audited comparative consolidated financial statements of the Company as at and for the years ended March 31, 2015 and 2014, together with the notes thereto and the auditor's report thereon.

"Fund" means Just Energy Income Fund, a trust established under the laws of the Province of Ontario on April 30, 2001, governed by the Declaration of Trust and wound up on December 31, 2010.

"Gas Supplier" means a person who is a natural gas producer or natural gas supply aggregator.

"Independent Broker" means a person who serves in the capacity of an independent broker to solicit Energy Contracts using among other things, a web based sales portal to small to mid-size commercial and small industrial customers primarily associated with Hudson.

"Independent Contractor" means a person who serves in the capacity of an independent contractor to solicit (i) Energy Contracts (including JustGreen and JustClean products), to residential and small commercial customers, (ii) contracts for the rental of water heaters, furnaces, and air conditioners.

"Information Circular" means the management information circular of the Company dated May 25, 2015 in respect of the annual meeting of shareholders of the Company to be held on June 25, 2015.

"Intercreditor Agreement" means the fifth amended and restated intercreditor agreement made as of October 2, 2013 between the Company, certain of the Company’s Subsidiaries, CIBC, as Collateral Agent, Shell, BP, Exelon, Société Générale and Bruce Power, EDF Trading North America, LLC National Bank of Canada and The Bank of Nova Scotia, as amended and supplemented from time to time.

"JEC" means Just Energy Corp., a corporation incorporated under the laws of Ontario and the former administrator of the Fund.

"JEEC" means Just Energy Exchange Corp., a corporation created by amalgamation under the CBCA on July 1, 2009 that amalgamated with, among others, the Company pursuant to the Trust Conversion, on January 1, 2011.

"Just Energy" means all or any one or more of the Company and the Subsidiaries thereof as the context implies or may require.

"LDC" means local distribution company, the natural gas or electricity distributor for a geographic franchise area.

"National Home Services" means National Energy Corporation, a corporation incorporated under the laws of Ontario, doing business as National Home Services.

“NYSE” means the New York Stock Exchange.

"person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporate, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

“Preferred Shares” means the preferred shares of the Company.

"RCE" means a residential customer equivalent which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJ's) of natural gas on an annual basis and, as regards electricity, 10,000 kWh of electricity on an annual basis, which represents respectively the approximate amount of gas and electricity used by a typical household in Ontario.

“PBGs” means the performance bonus grants of the Company granted pursuant to the Company’s 2013 Performance Bonus Incentive Plan, as amended from time to time.

"RSGs " means restricted share grants of the Company granted pursuant to the Company’s 2010 Restricted Share Grant Plan, as amended from time to time (formerly known as unit appreciation rights (UARs) of the Fund granted pursuant to the Fund’s 2004 Unit Appreciation Right Plan, as amended from time to time).

"Shareholders" means the holders from time to time of Common Shares and/or Preferred Shares, and includes the beneficial owners of such shares.

"Shell" means Shell Energy North America (Canada) Inc., Shell Energy North America (U.S.) L.P., and any other related affiliate with which Just Energy contracts.

"Subsidiary" has the meaning ascribed thereto in the CBCA and includes all limited partnerships directly or indirectly controlled by the Company.

"TGF " means Terra Grain Fuels Inc., a corporation amalgamated under the CBCA.

"TSX" means the Toronto Stock Exchange.

"Universal " means Universal Energy Group Ltd., a corporation incorporated under the CBCA and amalgamated with JEEC on July 1, 2009.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

Unless otherwise stated, all dollar amounts herein are in Canadian dollars.